UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

Pursuant to the Postal Ballot dated July 30, 2016 and the Court Convened Meeting (CCM) of equity shareholders of the Company held on September 8, 2016 in relation to the Scheme of Arrangement between Cairn India Limited and Vedanta Limited and their respective shareholders and creditors, we attach the following documents :

1.	Press Release with regard to the Scheme of Arrangement between Cairn India Limited and Vedanta Limited and their respective shareholders and creditors as Exhibit 99.1

2.	Voting results of the postal ballot dated July 30, 2016 as Exhibit 99.2

3.	Report dated September 9, 2016 from Mr. Nilesh Shah, practicing Company Secretary Scrutinizer appointed for a fair and transparent conduct of the postal ballot as Exhibit 99.3

4.	Voting results of the Court Convened Meeting held on September 8, 2016 as Exhibit 99.4

5.	Consolidated Report dated September 9, 2016 from Mr. Nilesh Shah, practicing Company Secretary for voting conducted through e-voting and physical voting at the CCM as Exhibit 99.5

6.	Report dated September 8, 2016 from Mr. Nilesh Shah, practicing Company Secretary and Mr. Srikanth V. Gaonkar, practicing Company Secretary and shareholder of the Company appointed for conducting physical voting at the CCM as Exhibit 99.6

7.	Report dated September 8, 2016 from Mr. Nilesh Shah, practicing Company Secretary, Scrutinizer ofr remote e-voting as Exhibit 99.7

Exhibits

1.	Press Release with regard to the Scheme of Arrangement between Cairn India Limited and Vedanta Limited and their respective shareholders and creditors as Exhibit 99.1

2.	Voting results of the postal ballot dated July 30, 2016 as Exhibit 99.2

3.	Report dated September 9, 2016 from Mr. Nilesh Shah, practicing Company Secretary Scrutinizer appointed for a fair and transparent conduct of the postal ballot as Exhibit 99.3

4.	Voting results of the Court Convened Meeting held on September 8, 2016 as Exhibit 99.4

5.	Consolidated Report dated September 9, 2016 from Mr. Nilesh Shah, practicing Company Secretary for voting conducted through e-voting and physical voting at the CCM as Exhibit 99.5

6.	Report dated September 8, 2016 from Mr. Nilesh Shah, practicing Company Secretary and Mr. Srikanth V. Gaonkar, practicing Company Secretary and shareholder of the Company appointed for conducting physical voting at the CCM as Exhibit 99.6

7.	Report dated September 9, 2016 from Mr. Nilesh Shah, practicing Company Secretary, Scrutinizer for remote e-voting as Exhibit 99.7

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2016

VEDANTA LIMITED

By:	/s/ Dindayal Jalan
Name:	Dindayal Jalan
Title:	Whole-Time Director & Chief Financial Officer